UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion St, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statement on Form F-3 (file no. 333-119885).

CONTENTS

Attached hereto is a copy of the Registrant’s press release dated March 3, 2010, reporting the results for the three months ended December 31, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.
Date: March 3, 2010
	By:	/s/ Ido Schechter
Ido Schechter
Chief Executive Officer

Top Image Systems Reports Fourth Quarter and Year Ended
December 31, 2009 Financial Results

Tel Aviv, Israel – March 3, 2010 – Top Image Systems, Ltd. (TIS) (NASDAQ: TISA, TASE: TISA), the leading innovator of data capture solutions, today announced its financial results for the fourth quarter and year ended December 31, 2009.

Fourth Quarter Highlights

-	Revenues of $5.9 million
-	Non-GAAP operating income of $0.2 million
-	Positive cash flow from operations of $0.4 million
-	Strong performance in Europe and APAC
-	Increased focus on selling solutions with a higher software component
-	Continued strong and globally diversified sales pipeline

Fourth Quarter 2009 Results

Revenues for the fourth quarter of 2009 reached $5.9 million compared to $6.5 million in the fourth quarter of 2008. Revenues in the fourth quarter of 2008 included $1.1 million of hardware and third party sales, which were discontinued in 2009 in line with the Company’s strategy to increase profitability and margins. Excluding the hardware and third party sales, revenues in the fourth quarter of 2009 would have increased by $0.5 million compared to the fourth quarter of 2008.

Non-GAAP operating income for the fourth quarter of 2009 reached $0.2 million compared to a non-GAAP operating loss of $1.0 million for the fourth quarter of 2008.

Non-GAAP net loss for the fourth quarter of 2009 totaled $0.2 million or $(0.03) per diluted share, compared to a non-GAAP net loss of $0.6 million in the fourth quarter of 2008, or $(0.06) per diluted share.

Net loss on a GAAP basis for the fourth quarter of 2009 totaled $1.5 million, or $(0.16) per diluted share compared to net income of $1.6 million in the fourth quarter of 2008, or $0.13 per diluted share.

Year Ended December 31, 2009 Results

Revenues for 2009 reached $23.5 million compared to $32.2 million in 2008.  Excluding hardware and third party sales which totaled $7.5 million in 2008, sales in 2009 would have decreased by $1.2 million.

Non-GAAP operating income for 2009 reached $1.4 million compared to non-GAAP operating income of $0.8 million for 2008.

Non-GAAP net income for 2009 totaled $0.9 million or $0.08 per diluted share, compared to non-GAAP net income of $0.1 million in 2008, or $0.01 per diluted share.

Net loss on a GAAP basis for 2009 totaled $4.8 million, or $(0.51) per diluted share compared to net income of $0.6 million in 2008, or $0.07 per diluted share.

Management’s comment

"This has been a turnaround year for TIS in terms of non-GAAP profitability and cash flow from operations.  During the fourth quarter we maintained the non-GAAP operating profitability and cash flow from operations that we have demonstrated in the past year." commented Dr. Ido Schechter, CEO of TIS. "We have successfully navigated the current environment in order to maintain and build on our market leadership, utilizing our strategic accounts and growing pipeline. All this, while enhancing our long-term competitive positioning and priming our business for increased profitability in 2010,” concluded Dr. Schechter.

Non-GAAP financial measures

The release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, non-GAAP operating income, non-GAAP net income and non-GAAP earnings (loss) per share. These non-GAAP measures exclude the following items:

-	Amortization of intangible assets;
-	Equity-based compensation expense
-	Non-cash income/(expenses) relating to change in fair value of convertible debentures
-	Write off of investment in affiliates

The presentation of these non-GAAP financial measures should be considered in addition to TIS' GAAP results provided in the attached financial statements for the fourth quarter and full year ending December 31, 2009 which include a reconciliation of each non-GAAP financial measure to its most directly comparable GAAP financial measure, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. TIS’ management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges, gains that may not be indicative of TIS' core business operating results. TIS believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TIS' performance. These non-GAAP financial measures also facilitate comparisons to TIS’ historical performance and its competitors' operating results. TIS’ includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled "Reconciliation of GAAP to Non-GAAP results".

Conference Call

The Company will be holding a conference call today, March 3, 2010, at 9:00am EST (6:00am Pacific Time, 4:00pm Israel Time) to review the fourth quarter and 2009 results.

Dr. Ido Schechter, CEO, will be on-line to discuss these results and take part in a question and answer session.

To participate, please call one of the following teleconferencing numbers at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-888-668-9141
ISRAEL Dial-in Number: 03 9180664
INTERNATIONAL Dial-in Number:  +972 3 9180664

The call will also be broadcast live, and can be accessed through a link on Top Image Systems’ website at: www.topimagesystems.com.

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Top Image Systems’ website at: www.topimagesystems.com

About Top Image Systems

Top Image Systems is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS's eFLOW Unified Content Platform is a common platform for the company's solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company's website http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements
Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding future operating or financial performance such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements.  Words such as “will,” “expects,” “anticipates,” “estimates,” “intends,” “believes,” “plans” and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements.  These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, quarterly fluctuations in sales of products in the Data Capture market, TIS’s ability to successfully integrate businesses it acquires, litigation (including litigation over intellectual property rights), general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission.  We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

* * *

Company Contact
Dana Rubin
Director of Corporate Marketing and IR
dana.rubin@topimagesystems.com
+972 37679114

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	December 31,	December 31,
	2009	2008
	In thousands

Assets

Current assets:
Cash and cash equivalents	$2,866	$5,777
Restricted cash	613	1,231
Short term deposits	-	722
Marketable securities	-	630
Trade receivables, net	6,081	6,469
Other receivable and prepaid expenses	707	1,081

Total current assets	10,267	15,910

Long term assets:
Severance pay funds	1,104	856
Long-term deposits and long-term asset	246	194
Property and equipment, net	509	672
Investment in affiliates	331	861
Intangible assets, net	104	336
Goodwill	5,937	5,813

Total long-term assets	8,231	8,732

Total assets	$18,498	$24,642

Liabilities and Shareholders' Equity

Current liabilities:
Short-term bank loans	$109	$3,342
Current maturity of convertible debentures	1,936	1,155
Trade payables	684	1,124
Deferred revenues	1,321	975
Accrued expenses and other accounts payable	2,358	3,284

Total current liabilities	6,408	9,880

Long-term liabilities:
Convertible debentures	5,362	3,464
Accrued severance pay	1,367	1,196

Total long-term liabilities	6,729	4,660

Total liabilities	13,137	14,540

Shareholders' equity	5,361	10,102

Total liabilities and shareholders' equity	$18,498	$24,642

Top Image Systems Ltd.
Statements of Operations for the

	Three months ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008
	In thousands, except per share data

Revenues	5,898	6,542	23,534	32,222

Cost of revenues	2,007	3,227	9,258	15,075

Gross profit	3,891	3,315	14,276	17,147

Expenses

Research and development costs, net	441	502	1,558	1,762
Selling and marketing	2,189	2,530	7,202	9,292
General and administrative	1,056	1,486	4,381	5,956
Impairment of goodwill and other intangible assets	-	1,839	-	1,839

	3,686	6,357	13,141	18,849

Operating income (loss)	205	(3,042)	1,135	(1,702)

Financing income (expenses), net	(1,327)	5,063	(5,452)	3,136

Income (loss) before taxes on income	(1,122)	2,021	(4,317)	1,434

Taxes on Income	(89)	(36)	(91)	(74)

Other expenses, net	(325)	-	(332)	-

Income (loss) from discontinued operation	-	(418)	13	(840)

Equity in income (loss) of affiliates companies	(1)	(17)	(40)	84

Net income (loss) for the period	(1,537)	1,550	(4,767)	604

Earnings per Share
Basic

Earnings (loss) from continuing operations	(0.16)	0.22	(0.51)	0.16
Loss from discontinued operation	-	(0.05)	-	(0.09)

Earnings (loss) per share - basic	(0.16)	0.17	(0.51)	0.07

Weighted average number of shares used in computation of basic net income (loss) per share	9,326	8,926	9,322	8,922

Diluted

Income (loss) from continuing operations	(0.16)	0.17	(0.51)	0.16
Loss from discontinued operation	-	(0.04)	-	(0.09)

Earnings (loss) per share - Diluted	(0.16)	0.13	(0.51)	0.07
Weighted average number of shares used in computation of diluted net earnings (loss) per share	9,326	11,568	9,322	8,936

Reconciliation of GAAP to Non-GAAP results:

	Three months ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008
		In thousands, except per share data

GAAP operating income (loss)	205	(3,042)	1,135	(1,702)
Employees ESOP related costs	3	22	11	90
Amortization of intangible assets related to acquisition	12	166	244	560
Impairment of goodwill and other intangible assets	-	1,839	-	1,839
Non- GAAP operating income (loss)	220	(1,015)	1,390	787

Net income (loss) for the period	(1,537)	1,550	(4,767)	604
Employees ESOP related costs	3	22	11	90
Amortization of intangible assets related to acquisition	12	166	244	560
Impairment of goodwill and other intangible assets	-	1,839	-	1,839
Write off of investment in affiliates	306	-	306	-
Change In Fair Value of Convertible Debentures	975	(4,604)	5,070	(3,471)
Change In Fair Value of Long Term Assets	-	457	-	457
Non-GAAP Net income (loss)	(241)	(570)	864	79

Shares used in diluted earnings per share calculation	9,326	8,926	11,550	8,936

Non-GAAP diluted earnings per share	(0.03)	(0.06)	0.08	0.01